2011 First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods, Inc.

Regional Bank Conference

Boston, MA

March 1, 2011

Forward Looking Statements & Additional Information

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess the Company's operating performance. Although the non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

First Midwest Presentation Index

- Who We Are

- Operating Performance

- Credit And Capital

- Market Opportunities

- Going Forward

Who We Are

Overview Of First Midwest

- Headquartered In Suburban Chicago
- $8.1bn Assets
  - $5.5bn Loans (5)
- $6.5bn Deposits
  - 69% Transactional
- $4.5bn Trust Assets



McHenry
Lake
IOWA
DuPage
Cook
Scott
Kendall
Rock Island
La Salle
Grundy
Will
Lake
Knox
ILLINOIS
INDIANA
Vermilion
Champaign

Loan Mix



Covered Loans 7%
Commercial & Industrial 31%
Consumer 12%
Commercial Real Estate 50%

$5.5bn

Deposit Mix[4]



Jumbo Time² 10%
Demand 20%
Retail Time¹ 21%
Savings & NOW 29%
Money Market 20%

$6.5bn

- Highly Efficient Platform - $66mm Of Deposits Per Branch Office
- Leading Market Share In Non-Downtown Chicago MSA [3]
  - #9 In Market Share
- 3 FDIC Acquisitions Since 4Q09
  - ~ $800mm In Deposits

Note: Information as of 31-Dec-10.
[1] Defined as time deposits less than $100,000.
[2] Defined as time deposits greater than $100,000.
[3] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of 31-Dec-10.
[4] Based on quarterly average deposit mix as of 31-Dec-10.
[5] Includes $375mm in covered loans stemming from three FDIC-assisted transactions since 30-Sept-09.

Operating Performance

Fourth Quarter and Full Year Results

Key Operating Metrics	- Fourth Quarter -		- Full Year -	
	2010	2009	2010	2009
PTPP Core Operating Earnings [1] (millions)	$ 35.0	$ 32.7	$ 136.4	$ 131.4
Net Income (millions)	$ (28.2)	$ (37.5)	$ (9.7)	$ (25.8)
Net Interest Margin	4.02%	4.04%	4.13%	3.72%
Efficiency Ratio	59.08%	58.48%	58.84%	57.86%
Loans, End Of Period [2] (billions)	$ 5.5	$ 5.3	$ 5.5	$ 5.3
Avg. Transactional Deposits (billions)	$ 4.6	$ 3.9	$ 4.3	$ 3.7

- Top Line Revenues, Solid Margin

- Significant Growth In Low Cost Deposits

[1] PTPP represents Pre-Tax, Pre-Provision earnings, which is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[2] Includes covered loans acquired from FDIC-assisted transactions totaling $375 million and $146 million as of 31-Dec-10, 09 respectively.

Fourth Quarter Highlights

Key Capital & Credit Metrics [1]	- Year Ended Dec -31 -		
	2010	2009	% Improvement
Tier 1 Common	9.72%	7.56%	29%
Charge-Offs	$ 147.1	$ 164.7	-11%
Non-Performing Assets	$ 269.5	$ 336.0	-20%
Loans 30-89 Days Past Due	$ 23.6	$ 37.9	-38%

➧ Solid, Peer Leading Capital

➧ Credit Costs Elevated But Improving

[1] All dollar amounts in millions.

Core Business Is Solid

Net Interest Margin %



Efficiency Ratio % [1]



Pre-Tax, Pre-Provision Earnings/ RWA [2]



Source: FMBI based on internal data; peer data from SNL Financial.
[1] Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items; items sourced from SNL.
[2] Risk-Weighted Assets (RWA). This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[4] Metro Peers based on median of CATY. CBSH. CFR. FCF. FMER. FULT. MBFI. ONB. PVTB. SUSQ. UMPQ. VLY. WTFC. and WTNY.

Continued Business Investment

- **Strengthening Sales**
  - Retail Households Up 10%
  - Enhancing Sales Resources
  - Market Expansion

- **Improving Internet Platform**

- **Enriching Product Offering**
  - Overdraft Program

Credit & Capital

Loan Portfolio Overview



Home Equity 8%
Real Estate - 1- 4 Family 3%
Other Consumer 1%
Covered 7%
Consumer 12%
Commercial 81%
C&I 31%
Office, Retail & Industrial 22%
Residential Construction 3%
Other CRE 16%
Commercial Construction & Land 3%
Multi-family 6%

Total Loans = $5.5bn

Consumer Loans = $658mm

- Branch originated
- Home equity dominated

Commercial Loans = $4.4bn

- ~95% in footprint
- 81% of portfolio, 50% CRE
- Diversified + granular
- Most have personal guarantees

Note: Loan data as of 31-Dec-10.

Changing Commercial Real Estate Mix



2007 Loan Mix

$2.6bn



2010 Loan Mix

$2.7bn

Real Estate Loan Type ($000s)	2007	2010	% change
Office	$ 256,211	$ 396,836	55%
Retail	193,581	328,751	70%
Industrial	374,286	478,026	28%
Residential Construction	505,194	174,690	-65%
Comm. Construction and Land	388,193	164,472	-58%
Multifamily	217,266	349,862	61%
Other Commercial	661,480	856,357	29%
Total Loans	**$ 2,596,211**	**$ 2,748,994**	**6%**



Note: Loan data as of year end. Excludes covered loans acquired in FDIC-assisted transactions.

Non-Performing Asset Trends

$'s In Millions



Quarterly



Year Over Year

Levels Reflect Improvement; Influenced By In-Flows And Disposition Strategy

Problem Asset In-Flow Reduced



- Down ~41% From 2009
  - Total In-Flow Reduced From $365.3mm In 2009 To $214.5mm In 2010
- Influenced By Construction And Development, Primarily Residential
- Lower C&D Exposure, Delinquency Levels Reduced

15

NPA Resolution Strategy Shift
($ in millions)

Asset Class	Selected Assets				Fourth Quarter 2010 Net Charge-Offs and OREO Write-Downs		
	Beginning Balance	Charge-Offs Related to Strategy Shift	Balance at Dec. 31, 2010	Charge-Offs as a % of Beginning Balance	Ordinary	Related to Strategy Shift	Total
Residential Construction & Land Loans	$ 55	$ 26	$ 29	47%	$ 10	$ 26	$ 36
Commercial Construction & Land Loans	15	8	7	53%	0	8	8
Other Loans	21	3	14	14%	27	3	30
Subtotal	$ 91	$ 37	$ 54	41%	$ 37	$ 37	$ 74
OREO (Primarily Construction & Land)	24	11	13	46%	4	11	15
Total	$ 115	$ 48	$ 67	42%	$ 41	$ 48	$ 89

Strategy Objective:
- More Aggressively Pursue NPA Resolution

Focus:
- Selected Construction And Land Related Assets

16

Addressing Reality of Credit Cycle

- Conditions Slowly Improving, Real Estate Lagging
  - C&D Remains Under Stress, Lower Exposure

- Continued Focus On Reducing NPA Levels

  - Adjustment Of Carrying Values To Facilitate Disposition
  - Continued Investment In Remediation
  - Multiple Strategies
  - Cash Flowing Properties Offer Greater Alternatives

Leading Capital Foundation
First Midwest vs. Peers

Tier 1 Common



FMBI Rank		2/6	6/15

Total Capital



		2/6	3/15

Tier 1 RBC



FMBI Rank		2/6	5/15

NPA + 90 / TCE + LLR



		2/6	11/15

Source: Company data and SNL Financial. FMBI as of 31-Dec-10 and other companies as of 31-Dec-10. FMBI Tier 1 Common excludes equity credit allocated to TARP warrants.

[1] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.

[2] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and WTNY.

Market Opportunities

Market Disruption

- Environment Creates Opportunities
- In Greater Chicago Area
  - ~ 40 Failures Since Start Of 2009
  - ~ 70 Institutions ($32 Billion) With Texas Ratio > 100%
- Well Positioned To Benefit
  - Strong Capital Position
  - Solid Reputation: In Marketplace 70+ Years
  - Tenured Sales Force
  - Experienced Management


strong
and
trusted
For 70 years and counting your friends, neighbors and local businesses have chosen First Midwest as the bank they trust most.
Get connected today.
First Midwest Bank

03 01 11 8 37

Acquisitions Made

Acquisition	Date	Deposits	Core (1)	Loans	Branches	~ House -holds	Pre-Tax Gain
First DuPage	4Q09	$232	26%	$212	1	3,000	$13
Peotone Bank And Trust	2Q10	$84	73%	$53	2	4,000	$4
Palos Bank And Trust	3Q10	$462	47%	$297	5	18,000	$0
Total		$778		$562	8	25,000	$17

Expanded Footprint, Financially Accretive, Solid Deposit Retention (90+%)

All dollar amounts in millions.

[1] Defined as total deposits less time deposits.

Acquisition Opportunities

- ## Selective Criteria
  - Strategically And Financially Accretive

- ## Ability To Strengthen The Company

- ## Leverages Our Skills
  - Local Market Knowledge
  - Experienced And Successful Acquirer
    - 7 Deals, $2.7bn Since 2003

- ## FDIC-Assisted Deals Becoming More Competitive
  - Deals Likely Smaller
  - Eventual Shift From Assisted To Unassisted

22

Going Forward

Priorities for 2011

- Proactively Address Credit
    - Lower Problem Assets

- Continue To Position For Long-term Success
    - Asset Formation
        - Investment In Sales
    - Expand Market Presence
        - Central Business District
        - DuPage County
    - Pursue Growth Opportunities
    - Prudently Manage Capital

Why First Midwest

- Premier Community Banking Franchise

- Strong Core

- Working Through Cycle

- Solid Capital; Liquidity

- Experienced Team

- Market Opportunities Available

Positioned For Long-term Success

Questions?



Appendix

Reconciliation of Non-GAAP Measures

First Midwest Bancorp, Inc.

Pre-Tax Core Operating Earnings [1]

Unaudited

(Amounts in thousands)

	Quarters Ended			Years Ended	
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Pre-tax net income (loss)	$ (53,225)	$ (1,387)	$ (65,833)	$ (38,228)	$ (75,926)
Provision for loan losses	73,897	33,576	93,000	147,349	215,672
Pre-tax, pre-provision earnings	20,672	32,189	27,167	109,121	139,746
Non-Operating Items					
Security gains (losses), net	1,662	6,376	(5,772)	12,216	2,110
Gains on FDIC-assisted transactions	-	-	13,071	4,303	13,071
Gains on early extinguishment of debt	-	-	1,267	-	15,258
Write-downs of other real estate owned	(11,957)	(5,800)	(9,177)	(23,367)	(12,584)
Losses on sales of other real estate owned expense	(3,455)	(2,465)	(4,874)	(17,113)	(5,970)
Losses realized on other real estate owned	(15,412)	(8,265)	(14,051)	(40,480)	(18,554)
Integration costs	(576)	(847)	-	(3,324)	-
FDIC special deposit insurance assessment	-	-	-	-	(3,500)
Total non-operating items	(14,326)	(2,736)	(5,485)	(27,285)	8,385
Pre-tax core operating earnings	$ 34,998	$ 34,925	$ 32,652	$ 136,406	$ 131,361
Risk-adjusted assets	$ 6,320,113	$ 6,418,449	$ 6,424,597	$ 6,320,113	$ 6,424,597
Pre-tax core operating earnings to risk-adjusted assets	2.22%	2.18%	2.03%	2.16%	2.04%

[1]

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided this non-GAAP performance result. The Company believes that this non-GAAP financial measure is useful because it allows investors to assess the Company's operating performance. Although this non-GAAP financial measure is intended to enhance investors' understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP.

Residential Construction & Land Loans
(Represent 3% of Total Loans; $ in Millions)

	Performing	Non-Performing
Size of Portfolio	$123	$52
Avg. Loan Size ($000s)	$542	$747
Supported by Interest Reserve	2%	0%
30-89 Days Past Due	$0	$0
Allocated Loss Reserve		$27

Loan Summary

	Performing Loans		Non-Performing Loans	
	$	%	$	%
Raw Land	$ 16	13 %	$ 19	37 %
Developed Land	70	57	13	25
Under Construction	13	10	2	4
Substantially Completed	22	18	11	21
Mixed & Other	2	2	7	13
Total Loans	$ 123	100 %	$ 52	100 %

Non-Performing Loans



NPLs / Loans	35.9%	33.8%	29.5%	27.0%	30.0%

Net Charge-Offs



NCOs / Avg. Loans[1]	42.90%	6.03%	15.45%	7.64%	71.72%

Note: Portfolio data as of 31-Dec-10, excludes covered loans.
[1] Annualized.

Commercial Construction & Land Loans
(Represent 3% of Total Loans; $ in Millions)

	Performing	Non-Performing
Size of Portfolio	$135	$29
Avg. Loan Size ($000s)	$993	$3,490
Supported by Interest Reserve	11%	$0
30-89 Days Past Due	$0	$0
Allocated Loss Reserve		$8

Loan Summary

	Performing Loans		Non-Performing Loans	
	$	%	$	%
Raw Land	$ 28	21 %	$ 19	66 %
Developed Land	62	46	10	34
Under Construction	23	17	–	–
Substantially Completed	22	16	–	–
Mixed & Other	0	0	–	–
Total Loans	$ 135	100 %	$ 29	100 %

Non-Performing Loans



NPLs / Loans	9.0%	8.6%	10.1%	11.1%	17.4%

Net Charge-Offs



NCOs / Avg. Loans[2]	4.07%	0.46%	0.21%	0.46%	17.33%

Note: Portfolio data as of 31-Dec-10, excludes covered loans.
[1] Annualized.